Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

May 11, 2021

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Raymond Be

Re:	Hamilton Lane Private Assets Fund

File Nos. 333-236451, 811-23509

Dear Mr. Be:

The following responds to the comments you provided in connection with your review of a registration statement (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) to register Class D Shares of the Hamilton Lane Private Assets Fund (the “Fund” or “Registrant”).1

SUMMARY – PURCHASING SHARES

1.       Comment: The prospectus states that the Fund, in its sole discretion, may accept investments below the stated initial investment minimums. Please supplementally explain instances when the fund may accept initial investments smaller than the investment minimum. Also, please inform if the Fund has exercised such discretion so far and, if so, under what circumstances.

Response: The Fund has reserved the right to reduce or waive the investment minimums for any reason, which would include potentially in the following circumstances. Investors subscribing through a given broker/dealer or registered investment adviser may have shares aggregated to meet these minimums, so long as denominations are not less than $10,000. In addition, the initial investment minimum may be waived with respect to certain classes of investors, for example with respect to key employees, officers or directors of the Fund, the Adviser or their affiliates. The Fund may also waive the initial investment minimums for accounts established by financial intermediaries where such financial intermediary can demonstrate to the satisfaction of a Fund officer or authorized Advisor employee at the time the account is opened that its investment in the Fund is expected to meet the stated investment minimum within a reasonable time period.

[1]	Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

To date, the Fund has waived the initial investment minimum in the following circumstances: (i) for investors who are managed by an adviser (either on a discretionary or advisory basis) where such adviser expects to meet the applicable aggregate investment minimum over a period of 12 months and (ii) for certain key employees of the Adviser to the Fund.

GENERAL RISKS - LEGAL, TAX AND REGULATORY RISKS

2.	Comment: Please update the disclosure under General Risks – Legal, Tax and Regulatory Risks as appropriate. For example, it is unclear how recently suggested changes to the tax laws would impact the Fund if adopted.

Response: Registrant will add the following additional disclosure to the referenced section:

As of the date hereof, there is uncertainty with respect to legislation, regulation and government policy at the federal, state and local levels, notably as respects U.S. trade, tax, healthcare, immigration, foreign and government regulatory policy. To the extent the U.S. Congress or presidential administration implements additional changes to U.S. policy, those changes may impact, among other things, the U.S. and global economy, international trade and relations, unemployment, immigration, healthcare, tax rates, the U.S. regulatory environment and inflation, among other areas. Until any additional policy changes are finalized, it cannot be known whether the Fund and its investments or future investments may be positively or negatively affected, or the impact of continuing uncertainty. Each prospective investor should also be aware that developments in the tax laws of the United States or other jurisdictions where the Fund or its Underlying Funds invest could have a material effect on the tax consequences to the shareholders. In the event of any such change in law, each shareholder is urged to consult its own tax advisers.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3307.

Sincerely,

/s/ Jillian L. Bosmann
Jillian L. Bosmann

cc:	Frederick Shaw